Xinyuan Real Estate Co., Ltd. Announces SECOND Quarter 2014 FINANCIAL RESULTS

BEIJING, China, August 15, 2014 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with a primary focus on high growth cities in China, today announced its unaudited financial results for the second quarter 2014.

Highlights for the Second Quarter 2014

•	Total gross floor area (“GFA”) sales were 149,600 square meters, a 17.7% increase from 127,100 square meters sold in the first quarter of 2014, and a 1.6% increase from 147,200 square meters sold in the second quarter of 2013.

•	Total second quarter revenues were US$166.8 million, a 26.3% decrease from US$226.4 million recorded in the first quarter of 2014 and a 16.0% decrease from US$198.5 million reported in the second quarter of 2013. Contract sales totaled US$198.7 million, a 27.4% decrease from US$273.9 million recorded in the first quarter of 2014 and a 1.4% increase from US$196.0 million recorded in the second quarter of 2013.

•	Selling, General, and Administrative (“SG&A”) expenses as a percent of total revenue totaled 21.4% compared to 10.7% in the first quarter of 2014 and 7.4% in the second quarter of 2013.

•	Net income was US$6.8 million, a 32.0% decrease from US$10.1 million in the first quarter of 2014 and an 82.6% decrease from US$39.4 million reported in the second quarter of 2013.

•	Diluted net earnings per American Depositary Share (“ADS”) attributable to shareholders were US$0.08, compared to diluted net earnings per ADS of US$0.12 in the first quarter of 2014 and US$0.54 per ADS in the second quarter of 2013.

•	Cash and cash equivalents, including restricted cash, increased by US$28.5 million to US$683.5 million as of June 30, 2014 from US$655.0 million as of March 31, 2014. Short and long term debt increased by US$363.6 million from US$947.2 million as of March 31, 2014 to US$1,310.8 million as of June 30, 2014.

•	The Company repurchased 0.91 million ADSs at a total cost of approximately US$3.8 million in the second quarter.

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Mr. Yong Zhang, Xinyuan's Chairman said, "Overall, China’s real estate market slowed down in the second quarter due to credit tightening and adjustment in the property market after two years of strong returns for developers. We experienced a sequential and year over year GFA sales increase in the second quarter in a challenging environment. While we did not reduce the price of any of our existing main projects in the second quarter, we experienced lower ASP’s due to the lower price of our three newly launched projects in Zhengzhou, Xingyang and Jinan, each of which is in line with its respective locations. These new projects which commenced pre-sales in the second quarter, contributed approximately 41% of GFA sales in the quarter. We did not acquire any new land parcels during the second quarter however we recently announced a land acquisition in early August.”

“In the second half of the year, we expect to remain active with our project activity. We have five new projects that are scheduled to launch during the remainder of this year. Consequently, we expect our sales revenue and profit recognition for the full year to be back-end loaded,” concluded Mr. Zhang.

Financial Results for the Second Quarter 2014

Contract Sales

Contract sales totaled US$198.7 million in the second quarter compared to US$273.9 million in the first quarter of 2014 and US$196.0 million in the second quarter of 2013. The Company’s GFA sales were 149,600 square meters in the second quarter of 2014 versus 127,100 square meters in the first quarter of 2014 and 147,200 square meters in the second quarter of 2013. The average selling price ("ASP") per square meter sold was RMB8,155 (US$1,329) in the second quarter of 2014 versus RMB13,181 (US$2,155) in the first quarter of 2014 and RMB8,312 (US$1,332) in the second quarter of 2013.

Three new projects became available for sale in the second quarter of 2014, Xingyang Splendid I with sellable GFA of 117,195 square meters, Zhengzhou Thriving Family with sellable GFA of 142,487 square meters and Jinan Royal Palace with sellable GFA of 448,135 square meters. These three projects contributed approximately 40.7% of XIN’s GFA sales in the quarter. In addition, our Suzhou Lake Royal Palace project obtained its sales permit in late June and will recognize sales and revenue beginning July, 2014.

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Breakdown of GFA Sales and ASP’s by Project

	Q2 2013		Q1 2014		Q2 2014		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA
Project	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)
Zhengzhou Royal Palace	18.6	9,269	0.4	33,539	-	-	0.5
Zhengzhou Century East A	27.2	10,451	1.2	15,309	0.4	17,792	1.0
Zhengzhou Century East B	3.9	15,030	0.2	9,147	0.1	9,200	0.6
Zhengzhou Xin City	-	-	33.6	10,672	35.0	6,086	52.4
Zhengzhou Thriving Family	-	-	-	-	33.0	7,196	109.6
Xingyang Splendid I	-	-	-	-	24.5	5,250	92.7
Kunshan Royal Palace	-	-	7.0	10,615	6.3	10,081	228.5
Suzhou Xin City	-	-	19.4	9,369	10.8	10,040	15.2
Suzhou Lake Royal Palace	-	-	-	-	-	-	169.2
Jinan Xinyuan Splendid	91.0	7,062	23.8	9,746	25.8	8,895	74.1
Jinan Royal Palace	-	-	-	-	3.5	6,856	444.6
Xuzhou Colorful City	-	-	4.0	6,954	2.7	15,546	91.0
Beijing Xindo Park	-	-	35.8	20,867	6.1	24,431	90.0
Others	6.5		1.7		1.4		4.7
Total	147.2	8,312	127.1	13,181	149.6	8,155	1,374.1

Revenue

In the second quarter of 2014, the Company’s total revenue was US$166.8 million compared to US$226.4 million in the first quarter of 2014 and US$198.5 million in the second quarter of 2013.

Gross Profit

Gross profit for the second quarter of 2014 was US$43.3 million, or 25.9% of revenue, compared to a gross profit of US$59.4 million, or 26.2% of revenue, in the first quarter of 2014 and a gross profit of US$69.9 million, or 35.2% of revenue, in the second quarter of 2013.

Selling, General and Administrative Expenses

SG&A expenses were US$35.6 million for the second quarter of 2014 compared to US$24.3 million for the first quarter of 2014 and US$14.7 million for the second quarter of 2013. As a percentage of total revenue, SG&A expenses were 21.4% compared to 10.7% in the first quarter of 2014 and 7.4% in the second quarter of 2013. The increase in SG&A expenses compared to the 2014 first quarter was mainly due to selling and marketing expenses related to newly launched projects, and the payment of project bonus to senior management. Excluding these items, SG&A remained at the same level as the first quarter of 2014.

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Net Income

Net income for the second quarter of 2014 was US$6.8 million compared to US$10.1 million for the first quarter of 2014 and US$39.4 million for the same period in 2013. Net margin was 4.1%, compared to 4.4% in the first quarter of 2014 and 19.8% in the second quarter of 2013. Diluted earnings per ADS were US$0.08, compared to US$0.12 per ADS in the first quarter of 2014 and to US$0.54 per ADS in the same period in 2013.

Balance Sheet

As of June 30, 2014, the Company reported US$683.5 million in cash and cash equivalents (including restricted cash) compared to US$655.0 million as of March 31, 2014. Total debt outstanding was US$1,310.8 million, an increase of US$363.6 million compared to US$947.2 million at the end of the first quarter of 2014. The balance of the Company’s real estate property under development at the end of the second quarter was US$1,540.8 million compared to US$868.7 million at the end of the first quarter of 2014. The increase of property under development was primarily due to the land premium of newly acquired four land parcels in the first quarter recognized as property under development after paying off all the land premium in the second quarter.

Project Status

Below is a summary table of projects that were active and available for sale in the second quarter of 2014.

	GFA		Contract Sales			Project Cost % Complete
	(m2 000)		(US$ millions)
Project	Total Active Projects	Sold to date	Total Active Projects	Sales to date	% Sold

Zhengzhou Royal Palace	132.4	131.9	240.9	238.2	98.9%	94.0%
Zhengzhou Century East A	77.3	76.3	127.4	125.7	98.7%	95.4%
Zhengzhou Century East B	166.5	165.9	246.3	245.3	99.6%	98.4%
Zhengzhou Xin City	206.4	154.0	340.5	229.8	67.5%	69.7%
Zhengzhou Thriving Family	142.5	32.9	150.3	38.6	25.7%	34.6%
Xingyang Splendid I	117.2	24.5	93.8	20.9	22.3%	35.0%
Kunshan Royal Palace	284.3	55.8	498.7	86.5	17.4%	41.4%
Suzhou Xin City	127.3	112.1	186.5	159.8	85.7%	74.4%
Suzhou Lake Royal Palace	169.2	0.0	394.4	0.0	0.0%	66.8%
Jinan Xinyuan Splendid	574.9	500.8	811.1	704.6	86.9%	86.6%
Jinan Royal Palace	448.1	3.5	682.4	3.9	0.6%	42.5%
Xuzhou Colorful City	129.0	38.0	198.2	56.3	28.4%	49.4%
Beijing Xindo Park	131.9	41.9	480.9	146.1	30.4%	72.0%
Others remaining GFA	4.7
Total active projects	2,711.7	1,337.6	4,451.4	2,055.7	46.2%	65.8%

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As of August 15, 2014, the Company’s total sellable GFA was approximately 2,467,300 square meters for active projects and under planning stage projects in China. Below is a summary of all of our planning stage projects:

	Unsold GFA	Pre sales Scheduled
	(m2 000)
Xingyang Splendid II&III	113.4	Q4 2014
Chengdu Thriving Family (Newly Acquired Chengdu Land)	206.2	Q3 2014
Sanya Yazhou Bay No.1 (Newly Acquired Sanya Land)	116.2	Q4 2014
Shanghai Royal Palace (Newly Acquired Shanghai Land)	57.6	Q4 2014
Changsha Xinyuan Splendid (Newly Acquired Changsha Land)	238.1	Q4 2014
Newly Acquired Shaanxi Land	361.7	Q1 2015
Total projects under planning	1093.2
Total active projects	1,374.1
Total all Xinyuan projects in China	2,467.3

The Company’s New York Oosten project has a total GFA of 37,100 square meters. Its New York sales gallery was opened on June 30. As of the end of the second quarter, the Company began negotiating contracts on select units with buyers.

Third Quarter Outlook

The Company expects contract sales in the third quarter of 2014 to reach approximately US$265 to US$280 million. Third quarter revenue is expected to total US$220 to US$230 million while net income is expected to reach US$7 to US$9 million.

Conference Call Information

The Company will hold a conference call at 8:00 am ET on August 15, 2014 to discuss second quarter 2014 results. Listeners may access the call by dialing 1-913-312-0868. A webcast will also be available through the Company's investor relations website at http://www.xyre.com. A replay of the call will be available through August 22, 2014 by dialing 1-858-384-5517, access code: 1236931.

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About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. In China, Xinyuan primarily focuses its development projects in high growth cities, including Zhengzhou, Jinan, Suzhou, Kunshan, Xuzhou, Chengdu, Shanghai, Beijing, Changsha, Sanya, Xi’an and Hefei. The Company’s U.S. development arm, XIN Development Group International, Inc., is a pioneer amongst Chinese real estate residential developers, entering the US market in 2012. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute "forward-looking statements". These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance, sales performance and activity, among others and can generally be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter into new geographic markets and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2013. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

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Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Ms. Helen Zhang

Financial Controller

Tel: +86 (10) 8588-9398

Email: irmanager@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	June 30,	March 31,	June 30,
	2014	2014	2013
	(unaudited)	(unaudited)	(unaudited)
Total revenue	166,824	226,412	198,484

Total costs of revenue	(123,565)	(167,043)	(128,598)
Gross profit	43,259	59,369	69,886

Selling and distribution expenses	(8,857)	(4,781)	(2,860)
General and administrative expenses	(26,761)	(19,494)	(11,877)

Operating income	7,641	35,094	55,149

Interest income	1,355	1,531	2,877
Interest expense	(7,467)	(8,641)	(4,844)
Other income	3,109	-	-
Exchange gains	50	-	-
Share of loss of an equity investee	(201)	(217)	-

Income from operations before income taxes	4,487	27,767	53,182

Income taxes	2,345	(17,717)	(13,820)

Net income	6,832	10,050	39,362

Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	6,832	10,050	39,362

Earnings per ADS:
Basic	0.09	0.13	0.55
Diluted	0.08	0.12	0.54
ADS used in computation:
Basic	76,343	77,801	71,256
Diluted	89,272	90,810	72,242

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XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Six months ended
	June 30,	June 30,
	2014	2013
	(unaudited)	(unaudited)
Revenue	393,236	367,913

Cost of revenue	(290,608)	(242,360)
Gross profit	102,628	125,553

Selling expenses	(13,638)	(5,648)
General and administrative expenses	(46,255)	(21,451)

Operating income	42,735	98,454

Interest income	2,886	4,512
Interest expense	(16,108)	(4,844)
Other income	3,109	-
Exchange gains	50	-
Share of loss of an equity investee	(418)	-
Income from operations before income taxes	32,254	98,122

Income taxes	(15,372)	(32,145)

Net income	16,882	65,977

Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	16,882	65,977

Earnings per ADS:
Basic	0.22	0.93
Diluted	0.20	0.91
ADS used in computation:
Basic	77,068	71,219
Diluted	90,047	72,314

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	June 30,	March 31,	December 31,
	2014	2014	2013
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	377,468	348,096	587,119
Restricted cash	306,069	306,857	250,098
Accounts receivable	31,244	24,986	8,528
Other receivables	85,914	143,813	10,593
Restricted deposit	11,409	11,411	11,514
Deposits for land use right	220,737	480,739	297,389
Other deposits and prepayments	115,193	106,026	103,790
Advances to suppliers	25,367	20,175	15,317
Real estate property held for sale	2,970	5,524	5,524
Real estate property development completed	13,969	17,036	21,260
Real estate property under development	1,540,816	868,679	932,519
Amounts due from related parties	2,113	1,301	820
Amounts due from employees	713	586	59
Other current assets	193	34	-

Total current assets	2,734,175	2,335,263	2,244,530

Real estate properties held for lease, net	62,970	61,534	60,410
Property and equipment, net	46,089	45,688	46,706
Other long-term investment	242	242	242
Investment in joint venture	5,474	5,676	5,945
Deferred tax assets	14,528	10,593	10,191
Deferred charges	18,988	8,699	9,049
Other assets	7,063	4,940	5,028

TOTAL ASSETS	2,889,529	2,472,635	2,382,101

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	June 30,	March 31,	December 31,
	2014	2014	2013
	(unaudited)	(unaudited)	(audited)
LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	250,675	171,161	194,403
Short-term bank loans and other debt	170,654	113,782	23,291
Customer deposits	93,927	81,805	75,285
Income tax payable	57,296	106,833	121,642
Deferred tax liabilities	105,402	85,821	78,958
Other payables and accrued liabilities	65,945	79,881	73,446
Payroll and welfare payable	3,980	4,610	19,638
Current portion of long-term bank loans and other debt	424,712	231,015	217,964
Current maturities of capital lease obligations	2,721	2,721	2,746

Total current liabilities	1,175,312	877,629	807,373

Non- current liabilities
Long-term bank loans	59,466	61,768	32,804
Other long term debt	655,957	540,662	536,943
Deferred tax liabilities	9,385	9,385	9,385
Unrecognized tax benefits	16,165	16,167	16,314
Capital lease obligations, net of current maturities	25,057	25,742	26,646
Redeemable non-controlling interests	2,836	-	-
TOTAL LIABILITIES	1,944,178	1,531,353	1,429,465

Shareholders’ equity
Common shares	16	16	16
Treasury shares	(14,507)	(10,696)	(3,085)
Additional paid-in capital	540,048	535,169	534,937
Statutory reserves	68,547	68,547	68,547
Retained earnings	253,365	250,447	244,310
Accumulated other comprehensive income	97,882	97,799	107,911
TOTAL EQUITY	945,351	941,282	952,636

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,889,529	2,472,635	2,382,101

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